Exhibit 99.1

LITHIUM AMERICAS CORP.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2018

(Expressed in US Dollars)

(Unaudited)

LITHIUM AMERICAS CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(Unaudited)

(Expressed in thousands of US dollars)

		June 30,	December 31,
	Note	2018	2017
		$	$
CURRENT ASSETS
Cash and cash equivalents		31,462	55,394
Restricted cash		833	833
Receivables, prepaids and deposits		1,430	1,017
Deferred financing costs	6	1,824	1,888
Organoclay inventories		1,642	2,086
		37,191	61,218
NON-CURRENT ASSETS
Restricted cash		150	983
Loans to Joint Venture	4	16,726	11,479
Investment in Joint Venture	4	29,795	19,637
Property, plant and equipment	5	17,730	18,070
Exploration and evaluation assets		2,276	2,104
		66,677	52,273
TOTAL ASSETS		103,868	113,491

CURRENT LIABILITIES
Accounts payable and accrued liabilities		4,439	3,546
Current portion of long-term borrowings		180	178
		4,619	3,724
LONG-TERM LIABILITIES
Long-term borrowings		684	751
Decommissioning provision		249	249
		933	1,000
TOTAL LIABILITIES		5,552	4,724

SHAREHOLDERS’ EQUITY
Share capital		197,768	197,390
Contributed surplus		23,710	20,812
Accumulated other comprehensive loss		(2,625)	(114)
Deficit		(120,537)	(109,321)
TOTAL SHAREHOLDERS’ EQUITY		98,316	108,767
TOTAL LIABILITIES AND SHAREHOLDERS EQUITY		103,868	113,491

The Company has $205 million of an undrawn credit facility as at June 30, 2018 available to finance its share of the capital costs of the Minera Exar Joint Venture (Note 6).

Subsequent events (Note 14).

Approved for issuance on August 13, 2018

On behalf of the Board of Directors:

“Gary Cohn”	Director	“George Ireland”	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements

LITHIUM AMERICAS CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS

(Unaudited)

(Expressed in thousands of US dollars, except per share amounts. Shares in thousands)

		Three Months Ended June 30,		Six Months Ended June 30,
	Note	2018	2017	2018	2017
		$	$	$	$
ORGANOCLAY SALES		855	1,612	1,951	2,779
COST OF SALES
Production costs		(1,125)	(1,633)	(2,421)	(2,847)
Inventories (write down)/reversal		(3)	40	(203)	(32)
Depreciation		(184)	(222)	(365)	(546)
Total cost of sales		(1,312)	(1,815)	(2,989)	(3,425)
GROSS LOSS		(457)	(203)	(1,038)	(646)

EXPENSES
Exploration expenditures	10	(2,205)	(829)	(3,605)	(1,392)
Organoclay research and development		(141)	(91)	(274)	(208)
General and administrative	8	(3,887)	(1,211)	(5,904)	(2,572)
Share of loss in Joint Venture		(106)	(3,482)	(270)	(5,228)
Stock-based compensation	6	(1,014)	(2,356)	(2,959)	(2,590)
		(7,353)	(7,969)	(13,012)	(11,990)
OTHER ITEMS
Foreign exchange gain/(loss)		876	(1,672)	2,245	(1,810)
Other income/(expense)		285	118	589	(240)
		1,161	(1,554)	2,834	(2,050)
NET LOSS		(6,649)	(9,726)	(11,216)	(14,686)
OTHER COMPREHENSIVE LOSS
ITEMS THAT MAY BE RECLASSIFIED SUBSEQUENTLY TO NET LOSS
Unrealized (loss)/gain on translation to reporting currency		(945)	1,239	(2,511)	1,497

TOTAL COMPREHENSIVE LOSS		(7,594)	(8,487)	(13,727)	(13,189)
LOSS PER SHARE - BASIC AND DILUTED		(0.08)	(0.15)	(0.13)	(0.23)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING - BASIC AND DILUTED		88,563	66,769	88,531	64,543

The accompanying notes are an integral part of these condensed consolidated interim financial statements

LITHIUM AMERICAS CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

(Unaudited)

(Expressed in thousands of US dollars and shares in thousands)

	Share capital
	Number	Amount	Contributed surplus	Accumulated other comprehensive loss	Deficit	Shareholders’ equity
	of Shares(1)	$	$	$	$	$
Authorized share capital: Unlimited common shares without par value
Balance, December 31, 2016	60,373	108,670	11,948	(2,124)	(76,071)	42,423
Shares issued on exercise of stock options	391	859	(416)	-	-	443
Shares issued on exercise of warrants	1,118	3,752	(124)	-	-	3,628
Shares issued on conversion of restricted shares	297	964	(947)	-	-	17
Deferred directors' fees	-	-	201	-	-	201
Shares issued for equity financing	15,000	47,460	-	-	-	47,460
Share issuance costs	-	(741)	-	-	-	(741)
Stock-based compensation (Note 6)	-	-	2,590	-	-	2,590
Net loss	-	-	-	-	(14,686)	(14,686)
Other comprehensive income	-	-	-	1,497	-	1,497
Balance, June 30, 2017	77,179	160,964	13,252	(627)	(90,757)	82,832

Balance, December 31, 2017	88,479	197,390	20,812	(114)	(109,321)	108,767
Shares issued on conversion of restricted shares and exercise of options	112	378	(374)	-	-	4
Stock-based compensation (Note 6)	-	-	3,008	-	-	3,008
Deferred share units issued in lieu of directors fees	-	-	264	-	-	264
Net loss	-	-	-	-	(11,216)	(11,216)
Other comprehensive loss	-	-	-	(2,511)	-	(2,511)
Balance, June 30, 2018	88,591	197,768	23,710	(2,625)	(120,537)	98,316

(1)Share consolidation. Effective November 8, 2017, the Company implemented a consolidation of its outstanding common shares on the basis of one new common share for every five outstanding common shares (Note 2). The number of shares in the table is presented on a post-consolidation basis.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

LITHIUM AMERICAS CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(Unaudited)

(Expressed in thousands of US dollars)

	Six Months Ended June 30,
	2018	2017
	$	$
OPERATING ACTIVITIES
Net loss for the period	(11,216)	(14,686)
Items not affecting cash:
Stock-based compensation	3,017	2,590
Depreciation	482	621
Foreign exchange (gain)/loss	(2,245)	1,810
Share of loss in Joint Venture	270	5,228
Inventories write down	203	32
Other expense	(110)	370
Changes in non-cash working capital items:
Increase in receivables, prepaids and deposits and deferred financing costs	(324)	(1,353)
Decrease/(increase) in inventories	314	(113)
Increase in accounts payable and accrued liabilities	1,707	123
Net cash used in operating activities	(7,902)	(5,378)
INVESTING ACTIVITIES
Loans to Joint Venture (Note 4)	(4,500)	(5,000)
Contribution to Joint Venture (Note 4)	(10,325)	-
Additions to exploration and evaluation assets	(172)	(50)
Escrow deposit	833	833
Additions to property, plant and equipment	(204)	(329)
Net cash used in investing activities	(14,368)	(4,546)
FINANCING ACTIVITIES
Proceeds from stock options exercises	4	442
Proceeds from warrants exercises	-	3,628
Debt financing costs paid	(1,308)	-
Net proceeds from equity financing (Note 6)	-	46,950
Finance lease repayments	(27)	(22)
Repayment of long-term borrowings	(65)	(62)
Net cash provided by financing activities	(1,396)	50,936
EFFECT OF FOREIGN EXCHANGE ON CASH	(266)	94
CHANGE IN CASH AND CASH EQUIVALENTS	(23,932)	41,106
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	55,394	8,056
CASH AND CASH EQUIVALENTS - END OF PERIOD	31,462	49,162

Supplemental disclosure with respect to cash flows (Note 12)

The accompanying notes are an integral part of these condensed consolidated interim financial statements

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2018

(Unaudited)

(Expressed in thousands of US dollars, except for per share amounts. Shares and equity instruments in thousands)

1.	NATURE OF OPERATIONS

Lithium Americas Corp. (“Lithium Americas” or the “Company”) is a Canadian based resource company focused on advancing two significant lithium projects, the Cauchari-Olaroz project, located in Jujuy province of Argentina, and the Thacker Pass project (formerly Stage 1 of the Lithium Nevada project), located in north-western Nevada, USA, and on the manufacturing and sales of organoclay products. The Company’s organoclay plant located in Fernley, Nevada, USA manufactures specialty organoclay products, derived from clays, for sale to the oil and gas and other sectors.

The Company’s common shares are listed on the Toronto Stock Exchange and the New York Stock Exchange under the symbol "LAC".

The Company’s head office and principal address is Suite 1150-355 Burrard Street, Vancouver, British Columbia, Canada, V6C 2G8. The Company’s registered and records office is 2200-885 West Georgia Street, Vancouver, British Columbia, Canada, V6C 3E8.

To date, the Company has not generated significant revenues from operations and has relied on equity and other financings to fund operations. The underlying values of exploration and evaluation assets and the investment in joint venture are dependent on the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain the necessary financing to complete permitting, development, and to attain future profitable operations.

2.	BASIS OF PREPARATION AND PRESENTATION

These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting. The condensed consolidated interim financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2017, which have been prepared in accordance with IFRS as issued by the IASB.

These condensed consolidated interim financial statements are expressed in US dollars, the Company’s presentation currency, and have been prepared on a historical cost basis. The Company has used the same accounting policies and methods of computation as in the annual consolidated financial statements for the year ended December 31, 2017, except as for the changes disclosed in note 3.

As authorized by its shareholders, the Company implemented a consolidation of its outstanding common shares effective from November 8, 2017 on the basis of one new common share for every five outstanding common shares. The share consolidation affected all issued and outstanding common shares, stock options, restricted shares and deferred share units. All information relating to basic and diluted earnings per share, issued and outstanding common shares, stock options, restricted shares, deferred share units and per share amounts in these consolidated financial statements have been adjusted retrospectively to reflect the share consolidation.

3.	SIGNIFICANT ACCOUNTING POLICIES

Newly adopted accounting standards and amendments

IFRS 9, Financial Instruments (“IFRS 9”), addresses the classification, measurement and recognition of financial assets and financial liabilities.

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2018

(Unaudited)

(Expressed in thousands of US dollars, except for per share amounts. Shares and equity instruments in thousands)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Newly adopted accounting standards and amendments (continued)

It replaces the guidance in International Accounting Standard (“IAS”) 39 that relates to the classification and measurement of financial instruments.

IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortized cost, fair value through other comprehensive income (“FVOCI”) and fair value through profit and loss (“FVTPL”). There is now a new expected credit losses model that replaces the incurred loss impairment model used in IAS 39.

For financial liabilities there were no changes to classification and measurement except for the recognition of changes in own credit risk in OCI, for liabilities designated as FVTPL.  The standard is effective for accounting periods beginning on or after January 1, 2018. The Company applied IFRS 9 retrospectively; however, the adoption of IFRS 9 did not require any adjustments to the classification or measurement of the Company’s financial assets and financial liabilities. The adoption of the new expected credit loss model under IFRS 9 had a negligible impact on the carrying amount of our financial assets on the transition date given the Company has no history of bad debt expenses.

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”), deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Under IFRS 15, revenue is recognized when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service.  The standard replaces IAS 18, Revenue, and IAS 11, Construction Contracts, and related interpretations.  The standard is effective for annual periods beginning on or after January 1, 2018. The Company elected to apply IFRS 15 using a modified retrospective approach; however, the adoption of IFRS 15 resulted in no impact on the financial statements of the Company, as the timing of revenue recognition was unchanged.

Accounting standards and amendments issued but not yet adopted

IFRS 16, Leases (“IFRS 16”), was issued in January 2016 by the IASB.  According to the new standard, all leases will be on the statement of financial position of lessees, except those that meet the limited exception criteria.  The standard is effective for annual periods beginning on or after January 1, 2019.  The Company is currently evaluating the effect the standard will have on its consolidated financial statements.

Critical Accounting Estimates and Judgements

The preparation of these condensed consolidated interim financial statements in conformity with IFRS applicable to the preparation of interim financial statements requires judgments, estimates, and assumptions that affect the amounts reported. Those estimates and assumptions concerning the future may differ from actual results. Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The significant estimates and judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were substantially the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2017, other than below.

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2018

(Unaudited)

(Expressed in thousands of US dollars, except for per share amounts. Shares and equity instruments in thousands)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Functional currency

Items included in the financial statements of each of the Company’s subsidiaries and joint ventures are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). Effective January 1, 2018, the functional currency of the Minera Exar Joint Venture (“Minera Exar”) was changed from the Argentine peso to the US dollar as a result of the start of significant construction activities, denominated mainly in US dollars, adoption of the construction budget and in anticipation of the US dollar denominated indebtedness to be undertaken by Minera Exar from Lithium Americas and SQM POTASIO S.A. (SQM) in 2018 to finance the construction.

4.	JOINT VENTURE

On March 28, 2016, the Company entered into an agreement with SQM to form a 50/50 joint venture on the Cauchari-Olaroz project in Jujuy, Argentina (“Joint Venture”) (Note 14).

The Joint Venture is governed by a Shareholders Agreement which provides for (i) equal representation by the Company and SQM on its Shareholders’ Committee, (ii) unanimous approval by the Company and SQM on budgets and timing of expenditures, (iii) the right to purchase a 50% share of production and (iv) buyout and termination provisions in the event that SQM chooses not to proceed with the project.

In May 2016, SQM and the Company also entered into an Escrow Agreement requiring the Company to deposit $2,500 of the $15,000 contribution (the “Escrow Amount”) into an escrow account.  Subject to certain provisions, the Escrow Amount will be released to the Company over three years as follows: $833 was received in April 2017, $833 was released on March 28, 2018, and $833 will be released on March 28, 2019.  The Escrow Amount can be used to pay certain contingent liabilities of Minera Exar, if any arise, related to the actions prior to the Joint Venture formation.  The Company has also provided a guarantee for up to $354 in transaction related costs in the event that such costs arise in the future. Effective July 1, 2017, the Joint Venture’s Cauchari-Olaroz project entered the development phase.  Accordingly, all costs directly attributable to the project are capitalized.

The changes in investment in the Joint Venture since initial contribution are as follows:

Investment in Joint Venture – December 31, 2016	13,136
Share of loss of Joint Venture	(4,850)
Translation adjustment	(2,127)
Contribution to Joint Venture by LAC	13,717
Elimination of unrealized interest on loans to Joint Venture	(239)
Investment in Joint Venture – December 31, 2017	19,637
Share of loss of Joint Venture	(270)
Contribution to Joint Venture by LAC	10,802
Elimination of unrealized interest on loans to Joint Venture	(374)
Investment in Joint Venture – June 30, 2018	29,795

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2018

(Unaudited)

(Expressed in thousands of US dollars, except for per share amounts. Shares and equity instruments in thousands)

4.	JOINT VENTURE (continued)

Loans to Joint Venture

The Company has entered into the following loan agreements with Minera Exar, terms of which were amended in Q2 2018 and are summarized below:

$
Loan granted February, 2017, maturity 7 years, interest rate LIBOR+7.57%	5,000
Loan granted July, 2017, maturity 7 years, interest rate LIBOR+7.57%	6,000
Loan granted May, 2018, maturity 7 years, interest rate LIBOR+7.57%	4,500
Accrued interest	1,226
Loans to Joint Venture	16,726

The interest on the loans is accrued on a non–compounding basis. The proceeds from the loans were used by Minera Exar for mining exploration or mining construction and development purposes.

Joint Venture Commitments and Contingencies

As at June 30, 2018, the Company’s 50% portion of the Joint Venture’s commitments and contingencies are as follows:

•	Annual royalty of $100 due in May of every year and expiring in 2041;
•

Aboriginal programs agreements with six communities located in the Cauchari-Olaroz project area which have terms from five to thirty years.  The annual fees due are $88 between 2018 and 2021 and $131 between 2021 and 2059, assuming that these payments will be extended for the life of the project.  These payments will be incurred only if the Joint Venture starts production.

Los Boros Option Agreement

On March 28, 2016, the Joint Venture entered into a purchase option agreement (“Option Agreement”) with Grupo Minero Los Boros (“Los Boros”) for the transfer of title to the Joint Venture for certain mining properties that comprised a portion of the Cauchari-Olaroz project.  Under the terms of the Option Agreement, the Joint Venture paid $100 (the Company’s portion was $50) upon signing and has a right to exercise the purchase option at any time within 30 months for the total consideration of $12,000 (the Company’s portion is $6,000) to be paid in sixty quarterly instalments of $200 (the Company’s portion is $100). The first installment becomes due upon occurrence of one of the following two conditions, whichever comes first: third year of the purchase option exercise date or the beginning of commercial exploitation with a minimum production of 20,000 tons of lithium carbonate equivalent. As a security for the transfer of title for the mining properties under the Option Agreement, Los Boros granted to the Joint Venture a mortgage for $12,000.

If the Joint Venture exercises the purchase option, the following royalties will have to be paid to Los Boros:

•	$300 (the Company’s portion is $150) within 10 days of the commercial plant construction start date; and
•	3% net profit interest (the Company’s portion is 1.5%) for 40 years, payable in pesos, annually within the 10 business days after calendar year end.

The Joint Venture can cancel the first 20 years of net profit interest in exchange for a one-time payment of $7,000 (the Company’s portion is $3,500) and the next 20 years for additional $7,000 (the Company’s portion is $3,500).

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2018

(Unaudited)

(Expressed in thousands of US dollars, except for per share amounts. Shares and equity instruments in thousands)

4.JOINT VENTURE (continued)

JEMSE Arrangement

During 2012 Minera Exar granted a conditional right to Jujuy Energia y Mineria Sociedad del Estado (“JEMSE”), a mining investment company owned by the government of Jujuy Province in Argentina, to acquire an 8.5% equity interest in Minera Exar for one US dollar and provide management services as required to develop the project.

If the conditions are met and it exercises its right, JEMSE will be required to provide its pro rata (8.5%) share of the financing requirements for the construction of the Cauchari-Olaroz project.  These funds will be loaned to JEMSE by the shareholders of Minera Exar and will be repayable out of one‑third of the dividends to be received by JEMSE over future years from the project. The annual distribution of dividends from Minera Exar to all shareholders including JEMSE, will only be considered once all Minera Exar's annual commitments related to the project’s debt have been met.

5.	PROPERTY, PLANT AND EQUIPMENT

	Land	Buildings	Equipment and machinery	Organoclay plant	Other	Total
	$	$	$	$	$	$
Cost
As at December 31, 2016	386	2,141	5,156	11,495	382	19,560
Additions	-	2	805	-	254	1,061
Write down	-	-	(399)	-	-	(399)
As at December 31, 2017	386	2,143	5,562	11,495	636	20,222
Additions	-	-	98	-	156	254
As at June 30, 2018	386	2,143	5,660	11,495	792	20,476

	Land	Buildings	Equipment and machinery	Organoclay plant	Other	Total
	$	$	$	$	$	$
Accumulated depreciation
As at December 31, 2016	-	76	447	431	104	1,058
Depreciation for the year	-	107	366	575	76	1,124
Disposition	-	-	(30)	-	-	(30)
As at December 31, 2017	-	183	783	1,006	180	2,152
Depreciation for the period	-	54	194	287	59	594
As at June 30, 2018	-	237	977	1,293	239	2,746

	Land	Buildings	Equipment and machinery	Organoclay plant	Other	Total
	$	$	$	$	$	$
Net book value
As at December 31, 2017	386	1,960	4,779	10,489	456	18,070
As at June 30, 2018	386	1,906	4,683	10,202	553	17,730

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2018

(Unaudited)

(Expressed in thousands of US dollars, except for per share amounts. Shares and equity instruments in thousands)

6.	ISSUED CAPITAL AND EQUITY INCENTIVE PLAN

Ganfeng and Bangchak Investment Agreements

During the year ended December 31, 2017, the Company completed the closing of the investment agreement (the “Ganfeng Investment Agreement”) with GFL International Co., Ltd. (“Ganfeng”) and the investment agreement (the “Bangchak Investment Agreement”) with The Bangchak Petroleum Public Company Limited (“Bangchak”) through its wholly-owned subsidiary, BCP Innovation Pte Ltd (“BCPI”) for funding to advance the construction of the Cauchari-Olaroz lithium project in Jujuy, Argentina. Pursuant to these agreements, each of Ganfeng and Bangchak agreed to co-invest in the Company through a mixture of equity subscriptions and debt financing. The investment agreements consisted of four key components:

•

An equity financing by each of Ganfeng and Bangchak.  Ganfeng subscribed for 15,000 common shares while BCP subscribed for 10,000 common shares at a price of CDN$4.25 per common share, for gross proceeds of approximately CDN$106,000 ($80,999).

•

A $205,000 credit facility.  Under this agreement, each of Ganfeng and Bangchak have committed to advance $125,000 and $80,000 respectively, with proceeds to be used to fund the Company’s share of project development contributions for Stage 1 of the Cauchari-Olaroz project.  As of June 30, 2018, the Company has not drawn down on this credit facility (Note 14).

•

Off-take entitlements in favour of Ganfeng and Bangchak for the purchase of up to 80% and 20% respectively, of the Company’s share of Cauchari-Olaroz Project Stage 1 lithium carbonate production at market prices. The off-take agreements each have a term of 20 years following commencement of commercial production.

•

Investor Rights Agreement.  The Company entered into an Investor Rights Agreement with each of Ganfeng and Bangchak.  Pursuant to these agreements, Ganfeng and Bangchak each have the right to nominate one individual to the board of directors of the Company so long as they maintain a 15% or more interest in the Company’s issued share capital.  Each of Ganfeng and Bangchak have a participation right in connection with future financings to maintain a 17.5% interest and 16.4% interest respectively, so long as they maintain a 15% or more interest in the Company’s issued share capital.

The parties settled relevant agreements and satisfied all conditions over the course of the first half of 2017, and on July 14, 2017 completed the remaining equity subscriptions and entered into definitive agreements. The Company provided corporate guarantees, to both lenders, Bangchak and Ganfeng, in connection with the debt facility.

In 2017 financing costs of $1,755, related to the equity portion of the Ganfeng and Bangchak financings, were recorded as share issuance costs. Financing costs of $1,824, incurred in 2017 and 2018 and related to the debt portion of the Ganfeng and Bangchak financings, remain deferred and included in receivables, prepaids, and deposits and will be amortized over the terms of the loans. $77 of these costs are included in accounts payable and accrued liabilities on June 30, 2018.

Equity Incentive Plan

The Company has an equity incentive plan (“Plan”) in accordance with the policies of the TSX whereby, from time to time, at the discretion of the Board of Directors, eligible directors, officers, employees and consultants are: (1) granted incentive stock options exercisable to purchase common shares (“Stock Options”); (2) awarded restricted share rights (“RSs”) that convert automatically into common shares upon vesting; and (3) for eligible directors, awarded deferred share units (“DSUs”) which the directors are entitled to redeem for common shares upon retirement or termination from the Board.  Under the Plan, common shares reserved for issuance of Stock Options, RSs and DSUs shall not exceed 10% of the outstanding shares from time to time. The exercise price of each stock option is based on the fair market price of the Company’s common shares at the time of the grant.  The options can be granted for a maximum term of five years.

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2018

(Unaudited)

(Expressed in thousands of US dollars, except for per share amounts. Shares and equity instruments in thousands)

6.	ISSUED CAPITAL AND EQUITY INCENTIVE PLAN (continued)

Restricted Shares

During the six months ended June 30, 2018, the Company granted 29,000 RSs to its employees.  The total estimated fair value of the RSs was $246 based on the market value of the Company’s shares on the grant date.  The fair value of the RSs granted is being recorded as a share-based payments expense and charged to operating expenses over the vesting period.

As at June 30, 2018, $222 of the fair value of RSs previously granted but not yet vested remains to be expensed in fiscal 2018, $203 in 2019 and $29 in 2020.

During the six months ended June 30, 2018, stock-based compensation expense related to RSs of $679 was charged to operating expenses (2017 - $1,588).

A summary of changes to the number of restricted shares is as follows:

Number of RSs (in 000's)
Balance, RSs December 31, 2016	490
Granted	1,589
Converted into common shares	(521)
Cancelled	(8)
Balance, RSs December 31, 2017	1,550
Converted into common shares	(95)
Granted	29
Balance, RSs June 30, 2018	1,484

Deferred Share Units

During the six months ended June 30, 2018 the Company granted 41 DSUs with the total estimated fair value of $264 to the Company’s directors in lieu of the directors’ fees.

Number of DSUs (in 000's)
Balance, DSUs December 31, 2016	9
Granted	73
Converted into common shares	(41)
Balance, DSUs December 31, 2017	41
Granted	41
Balance, DSUs June 30, 2018	82

Stock Options

During the six months ended June 30, 2018, the Company granted a total of 90 stock options to its employees.

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2018

(Unaudited)

(Expressed in thousands of US dollars, except for per share amounts. Shares and equity instruments in thousands)

6.	ISSUED CAPITAL AND EQUITY INCENTIVE PLAN (continued)

The fair value of stock options granted are estimated on the dates of grants using the Black-Scholes Option Pricing Model with the following assumptions used for the grants made during the period.

January 24, 2018
Number of options granted (‘000’s)	90
Exercise price per share (CDN$)	9.54
Risk-free interest rate	1.8%
Expected life, years	3
Annualized volatility	73%
Dividend rate	0%
Fair value per stock option granted (CDN$)	4.40
Total fair value of stock options granted (CDN$)	396

Stock options outstanding and exercisable as at June 30, 2018 are as follows:

	Options Outstanding			Options Exercisable
Range of Exercise Prices CAD$	Number Outstanding as at June 30, 2018 (in 000's)	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price CAD$	Number Exercisable as at June 30, 2018 (in 000's)	Weighted Average Exercise Price CAD$
$1.35 - $1.50	1,054	1.28	1.44	1,054	1.44
$1.70 - $1.90	327	1.07	1.81	327	1.81
$2.35 - $3.75	820	2.62	2.61	820	2.61
$4.80 - $5.00	1,168	3.69	4.88	1,139	4.88
$8.05 - $11.05	2,003	3.79	8.29	979	8.26
	5,372	2.93	4.94	4,319	4.14

A summary of changes to stock options outstanding is as follows:

	Number of Options (in 000's)	Weighted Average Exercise Price, (CDN$)
Balance, outstanding December 31, 2016	3,424	2.15
Granted	3,085	7.01
Exercised	(1,073)	2.22
Forfeited	(130)	5.20
Balance, outstanding December 31, 2017	5,306	4.85
Granted	90	9.54
Exercised	(24)	1.56
Balance, outstanding June 30, 2018	5,372	4.94

Stock-based compensation expense related to stock options of $2,280 (2017 - $1,002) was charged to operations and $48 was charged to cost of sales and inventory (2017 - nil). At June 30, 2018, $972 of the fair value of stock options previously granted but not yet vested remains to be expensed in 2018, and $263 in 2019.

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2018

(Unaudited)

(Expressed in thousands of US dollars, except for per share amounts. Shares and equity instruments in thousands)

7.	RELATED PARTY TRANSACTIONS

The Company`s 50%-owned joint venture, Minera Exar, entered into the following transactions with companies controlled by the family of one of the Company’s directors and the President of Minera Exar:

-	Los Boros Option Agreement entered into with Grupo Minero Los Boros (Note 4);
-	Construction services for Cauchari-Olaroz project with Magna Construcciones S.R.L. for $896 (the Company’s portion is $448) during the six months ended June 30, 2018.

During the six months ended June 30, 2018 Minera Exar paid director’s fees of $33 to its President, who is also a director of the Company.

Compensation of Key Management

Key management personnel include the members of the Board of Directors and the executive leadership team.

The Company’s compensation to its non-executive directors includes a base annual fee of $80 per year and an additional $18 per year to the Company’s Audit Committee Chair, $13 to the Company’s other Committee Chairs, and $40 to the Company’s Board Chair. In addition, the Company pays $1 per meeting in cash for Board meetings in excess of six meetings per year. The fees will be settled through a combination of cash and the issuance of DSUs with each board member obligated to receive a minimum of 50% and a maximum of 100% of all such annual fees in DSUs.

The remuneration of directors and members of the executive management team included:

	For the six months ended June 30,
	2018 $	2017 $
Stock-based compensation	1,454	1,344
Salaries, benefits and directors’ fees included in general and administrative expenses	1,683	706
Salaries and benefits included in exploration expenditures	394	233
Salaries and benefits capitalized to Investment in the Joint Venture	543	-
	4,074	2,283

	As at June 30,	As at December 31,
	2018 $	2017 $
Total due to directors and executive team	1,890	265

There were no contractual or other commitments arising from the related party transactions.  The amounts due to related parties are unsecured, non-interest bearing and generally have no specific terms of payment.

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2018

(Unaudited)

(Expressed in thousands of US dollars, except for per share amounts. Shares and equity instruments in thousands)

8.	GENERAL AND ADMINISTRATIVE EXPENSES

The following table summarizes the Company’s general and administrative expenses during the six-month periods ended June 30, 2018 and 2017:

	For the six months ended June 30,
	2018	2017
	$	$
Salaries, benefits and directors fees	2,954	1,082
Office and administration	640	315
Professional fees	691	404
Travel and conferences	500	428
Regulatory and filing fees	699	54
Marketing	288	256
Depreciation	44	16
Investor relations	88	17
	5,904	2,572

9.	COMMITMENTS

As at June 30, 2018, the Company had the following commitments that have not been disclosed elsewhere in these condensed consolidated interim financial statements:

	Not later than 1 year $	Later than 1 year and not later than 5 years $	Later than 5 years $	Total $
Rent of office spaces	228	212	-	440

10.	EXPLORATION EXPENDITURES

The following tables summarize the Company’s exploration expenditures during the six-month periods ended June 30, 2018 and 2017:

	For the six months ended June 30, 2018
	Lithium Nevada $	General exploration $	Total $

Environmental	412	-	412
Engineering	14	-	14
Geological and consulting	2,965	-	2,965
Field supplies, other services, and taxes	137	21	158
Lithium demo plant equipment depreciation	56	-	56
Total exploration expenditures	3,584	21	3,605

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2018

(Unaudited)

(Expressed in thousands of US dollars, except for per share amounts. Shares and equity instruments in thousands)

10.	EXPLORATION EXPENDITURES (continued)

	For the six months ended June 30, 2017
	Lithium Nevada $	Cauchari-Olaroz¹ $	Total $

Drilling	33	-	33
Environmental	67	-	67
Engineering	11	-	11
Geological and consulting	638	428	1,066
Field supplies, other services, and taxes	116	43	159
Lithium demo plant equipment depreciation	56	-	56
Total exploration expenditures	921	471	1,392

1Expenditures related to the Cauchari-Olaroz project incurred directly by the Company. Starting from July 1, 2017, construction costs related to the Cauchari-Olaroz project are capitalized into Investment in Joint Venture.

11.	SEGMENTED INFORMATION

The Company operates in three operating segments and four geographical segments.  Organoclay project is in the production stage, Lithium Nevada is in the exploration stage and Cauchari-Olaroz project is in the development stage. The Company’s reportable segments are summarized in the following tables.

	Organoclay $	Lithium Nevada $	Cauchari-Olaroz $	Corporate $	Total $
As at June 30, 2018
Property, plant and equipment	16,619	1,054	-	57	17,730
Exploration and evaluation assets	-	2,276	-	-	2,276
Total assets	19,297	3,776	29,795	51,000	103,868
Total liabilities	(1,145)	(1,377)	-	(3,030)	(5,552)
For the three months ended June 30, 2018
Property, plant and equipment expenditures	74	75	-	20	169
Sales	855	-	-	-	855
Inventory write-down	3	-	-	-	3
Net loss	759	2,652	106	3,132	6,649
Exploration expenditures	-	2,184	-	21	2,205
Depreciation	196	49	-	3	248
Organoclay research and development	141	-	-	-	141
For the six months ended June 30, 2018
Property, plant and equipment expenditures	101	130	-	23	254
Sales	1,951	-	-	-	1,951
Inventory write-down	203	-	-	-	203
Net loss	1,610	4,484	270	4,852	11,216
Exploration expenditures	-	3,584	-	21	3,605
Depreciation	382	95	-	5	482
Organoclay research and development	274	-	-	-	274

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2018

(Unaudited)

(Expressed in thousands of US dollars, except for per share amounts. Shares and equity instruments in thousands)

11.	SEGMENTED INFORMATION (continued)

	Organoclay $	Lithium Nevada $	Cauchari- Olaroz $	Corporate $	Total $
As at December 31, 2017
Property, plant and equipment	17,011	1,018	-	41	18,070
Exploration and evaluation assets	-	2,104	-	-	2,104
Total assets	19,745	3,642	19,637	70,467	113,491
Total liabilities	(1,323)	(896)	-	(2,505)	(4,724)
For the three months ended June 30, 2017
Property, plant and equipment expenditures	70	39	-	4	113
Sales	1,612	-	-	-	1,612
Inventory write-down reversal	(40)	-	-	-	(40)
Net loss	596	840	3,481	4,809	9,726
Exploration expenditures	-	497	332	-	829
Depreciation	227	28	-	9	264
Organoclay research and development	91	-	-	-	91
For the six months ended June 30, 2017
Property, plant and equipment expenditures	223	49	-	12	284
Sales	2,779	-	-	-	2,779
Inventory write-down	32	-	-	-	32
Net loss	1,685	1,484	5,228	6,289	14,686
Exploration expenditures	-	921	471	-	1,392
Depreciation	551	56	-	14	621
Organoclay research and development	208	-	-	-	208

The Company’s total assets are located in the following geographical areas:

	Canada $	United States $	Germany $	Argentina $	Total $
Non-current assets (1)
As at June 30, 2018	57	19,249	700	29,795	49,801
As at December 31, 2017	41	19,377	756	19,637	39,811
Revenue
For the six months ended June 30, 2018	-	1,951	-	-	1,951
For the six months ended June 30,2017	-	2,779	-	-	2,779
Revenue
For the three months ended June 30, 2018	-	855	-	-	855
For the three months ended June 30,2017	-	1,612	-	-	1,612

1Non-current assets attributed to geographical locations exclude deferred income tax assets and financial and other assets.

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2018

(Unaudited)

(Expressed in thousands of US dollars, except for per share amounts. Shares and equity instruments in thousands)

12.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Supplementary disclosure of the Company’s non-cash transactions is provided in the table below:

	As at June 30,	As at December 31,
	2018 $	2017 $
Accounts payable related to property, plant and equipment	50	28
Accounts payable related to inventories	167	197
Accounts payable related to financings	327	1,611

	For the six months ended June 30,
	2018 $	2017 $
Interest/finance charges paid	23	27
RSs and DSUs granted in lieu of deferred salaries and directors’ fees	266	-
Assets acquired under finance leases	28	-
Income taxes paid	-	-

13.	FINANCIAL INSTRUMENTS

Financial instruments recorded at fair value on the consolidated statements of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements.  The fair value hierarchy has the following levels:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for assets or liabilities, either directly or indirectly; and

Level 3 – Inputs for assets and liabilities that are not based on observable market data.

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist.  A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value. The Company did not have any financial instruments measured at fair value on the statement of financial position. Fair value of financial instruments not measured at fair value approximates their carrying value due to their short-term nature.

The Company may be exposed to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives. The Company manages risks to minimize potential losses. The main objective of the Company’s risk management process is to ensure that the risks are properly identified and that the capital base is adequate in relation to those risks.  The principal risks to which the Company is exposed are described below.

Credit Risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations.  Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash, cash equivalents, restricted cash, receivables and loans to the Joint Venture. The Company’s maximum exposure to credit risk for cash, cash equivalents, restricted cash and receivables is the amount disclosed in the consolidated statements of financial position.  The Company limits its exposure to credit loss by placing its cash and cash equivalents with major financial institutions and invests only in short-term obligations that are guaranteed by the Canadian government or by Canadian and US chartered banks.

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2018

(Unaudited)

(Expressed in thousands of US dollars, except for per share amounts. Shares and equity instruments in thousands)

13.	FINANCIAL INSTRUMENTS (continued)

Included in the receivables, prepaids and deposits are credit sales receivables of $622. Management’s assessment of recoverability involves judgments regarding classification on the consolidated statements of financial position and the probable outcomes of claimed deductions and/or disputes.  The provisions and classifications made to date may be subject to change.

The Company’s receivables, prepaids and deposits include an $105 bank deposit for the Company’s secured credit cards and other miscellaneous receivables that are subject to normal industry credit risk.

Management believes that the credit risk concentration with respect to financial instruments included in cash, cash equivalents, restricted cash, receivables and loans to the Joint Venture is minimal.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company’s approach to managing liquidity is to evaluate current and expected liquidity requirements under both normal and stressed conditions to ensure that it maintains sufficient reserves of cash and cash equivalents to meet its liquidity requirements in the short and long term. As the industry in which the Company operates is very capital intensive, the majority of the Company’s spending is related to its capital programs.  The Company prepares annual budgets, which are regularly monitored and updated as considered necessary.

As at June 30, 2018, the Company had a cash and cash equivalents balance of $31,462 (December 31, 2017 - $55,394) to settle current liabilities of $4,619 (December 31, 2017 - $3,724).

The following table summarizes the maturities of the Company’s financial liabilities on an undiscounted basis:

		Years ending December 31,
	2018	2019	2020 and later	Total
	$	$	$	$
Accounts payable and accrued liabilities	4,439	-	-	4,439
Long-term borrowing¹	90	180	644	913
Obligation under finance leases¹	24	31	20	75
Total	4,553	211	663	5,427

¹Long-term borrowing and obligation under capital leases include principal and interest/finance charges.

Market Risk

Market risk incorporates a range of risks.  Movement in risk factors, such as market price risk and currency risk, affect the fair values of financial assets and liabilities.  The Company is exposed to these risks as the ability of the Company to develop or market its property and the future profitability of the Company are related to the market price of certain minerals.

Foreign Currency Risk

The Company’s operations in foreign countries are subject of currency fluctuations and such fluctuations may affect the Company’s financial results. The Company reports its financial results in United States dollars and incurs expenditures in Canadian dollars and US dollars with the majority of the expenditures being incurred in US dollars by the Company’s subsidiaries. As at June 30, 2018, $28,175 of the Company’s $31,462 in cash and cash equivalents was held in US dollars.

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2018

(Unaudited)

(Expressed in thousands of US dollars, except for per share amounts. Shares and equity instruments in thousands)

14.	SUBSEQUENT EVENTS

On August 8, 2018 the Company received $5 million on its first drawdown of the $205 million credit facility.

On August 13, 2018 the Company announced that it has entered into agreements to implement several transactions (together, the “Transaction”), pursuant to which, among other things, a subsidiary of SQM has agreed to sell its interest in Minera Exar to a subsidiary of Ganfeng. As a result of the Transaction, Lithium Americas’ interest in the Caucharí-Olaroz project will increase from 50% to 62.5% with Ganfeng holding the remaining 37.5% interest. In connection with the Transaction, Ganfeng has agreed to provide Lithium Americas with a new $100 million unsecured, limited recourse, subordinated loan facility which can be used by the Company to fund a portion of its 62.5% share of Minera Exar’s capital expenditures related to the Caucharí-Olaroz project.

In addition, Ganfeng has also agreed to provide a loan to Minera Exar to permit Minera Exar to repay $25 million of its outstanding indebtedness to the Company.

The closing of the Transaction is subject to customary closing conditions.